EXHIBIT 21.1

LIST OF SUBSIDIARIES OF STEC, INC.

Name	Jurisdiction
S.T.I., LLC	California
STEC Technology SDN. BHD.	Malaysia
SimpleTech Electronics UK Ltd.	United Kingdom
SimpleTech Europe	Scotland
SimpleTech Europe, BV	Netherlands
SimpleTech Global Limited	Cayman Islands
SimpleTech Cayman Limited	Cayman Islands
SimpleTech Hong Kong Limited	Hong Kong
Memtech SSD, Corporation	California